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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                                  Advocat Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    007586100
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                                 (CUSIP Number)


                                 Amy Wang, Esq.
                          Bristol Capital Advisors, LLC
           10990 Wilshire Boulevard, Suite 1410, Los Angeles, CA 90024
                                 (310) 696-0333
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 17, 2009
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   007586100
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      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           Bristol Investment Fund, Ltd.

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      2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)   ...............................................................
         (b)   ...............................................................

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      3. SEC Use Only.........................................................

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      4. Source of Funds (See Instructions)
         Cash

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      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) ..................................................

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      6. Citizenship or Place of Organization
           Cayman Islands

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            7. Sole Voting Power
                 389,850

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            8. Shared Voting Power


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            9. Sole Dispositive Power
                 389,850

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           10. Shared Dispositive Power


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     11. Aggregate Amount Beneficially Owned by Each Reporting Person
           389,850

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     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) ..................................................

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     13. Percent of Class Represented by Amount in Row (11)
           6.87%

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     14. Type of Reporting Person (See Instructions)
           CO

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The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed by the undersigned. This Amendment No. 4 amends the Schedule 13D as specifically set forth

Item 4 is amended to include the following:

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person provided written notice to the Company on March 17, 2009 (the "Notice") of its nomination of two (2) nominees for election to the Board of Directors of the Company at the 2009 annual meeting of stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"). The Notice is attached as an exhibit hereto and incorporated herein by reference.

The Reporting Person reserves the right to communicate with the Issuer's board of directors and management, communicate with the Issuer's shareholders directly or through shareholder proposals, call a special meeting of shareholders, communicate directly with potential acquirers of Issuer, purchase additional Shares, sell some or all of its Shares, nominate candidates for election to the board of directors, or change its intention with respect to any and all matters referred to in this Item 4.

Item 5(a) is hereby amended and restated as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   (a) As of the date of the filing of this Amendment No. 4 to Schedule 13D, Bristol owns 389,850 Shares, which represents approximately 6.87% of the Shares outstanding, based upon 5,670,987 Shares outstanding as of February 27, 2009 as reported in the Issuer's annual report on Form 10K, as filed with the Securities and Exchange Commission on March 10, 2009.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    1.   Letter to Secretary of Company, dated March 17, 2009.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 17, 2009

BRISTOL INVESTMENT FUND, LTD.


By: /s/ Paul Kessler
    -------------------------
    Paul Kessler